UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION

                      Washington, D.C. 20549

                            Form 6-K


                 REPORT OF FOREIGN PRIVATE ISSUER

                 PURSUANT TO RULE 13a-16 or 15d-16

              UNDER THE SECURITIES EXCHANGE ACT OF 1934


Commission File Number: 333-147086-01


                         TONGXIN INTERNATIONAL LTD.
_____________________________________________________________________
              (Translation of Registrant's Name into English)



                          199 Pierce Street,Suite 202

                           Birmingham, Michigan 48009
_____________________________________________________________________
                     (Address of Principal Executive Office)



Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  [X]    Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


This form 6-K consists of the following exhibits attached hereto:


1. Tongxin International, Ltd. Reports Fiscal Year Unaudited 2009
   Financial Results

-------------------------------------------------------------------------
                                       Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                       TONGXIN INTERNATIONAL LTD.
                                       ----------------------------------
                                       (Registrant)

                                       By: /s/ Rudy Wilson
                                       -----------------------------
                                       Name:  Rudy Wilson
                                       Title: Chairman of the Board
                                              and Chief Executive Officer

                                       /s/ Jackie Chang
                                       -----------------------------
                                       Name:  Jackie Chang
                                       Title: Chief Financial and
                                              Accounting Officer

Date: September 17, 2010

=================================================================

                                 EXHIBIT

Exhibit Number         Description

1. Tongxin International, Ltd. Reports Fiscal Year Unaudited 2009
   Financial Results



=================================================================

Tongxin International, Ltd. Reports Full Year Unaudited 2009
Financial Results

- Revenues increased 23.7% to $121.6 million from $98.4 million meeting pre-announced revenues of $121 to $124 million

- Non GAAP "adjusted" net income excluding non-cash charges was $8.1 million for the year with adjusted EPS of $0.68 per share versus guidance of $16.7 million in 2008

- Company files Compliance Plan with Nasdaq

NEW YORK and CHANGSHA, China, September 17, 2010 Xinhua-PRNewswire- FirstCall - Tongxin International Ltd. ("Tongxin") ("Company") (NASDAQ:TXIC-News) a manufacturer of engineered commercial vehicle body structures ("EVBS" or "Cabs"), SUV passenger vehicle bodies and stamped body parts for the Chinese commercial vehicle market, today announced the Company's 2009 full year unaudited financial results for the period ended December 31, 2009 and the filing of a Plan of Compliance ("Plan") with NASDAQ.


Compliance with NASDAQ Listing Requirements

On July 23, 2010 TXIC announced it received a NASDAQ Staff Deficiency Letter on July 19, 2010 indicating that TXIC no longer complies with NASDAQ Listing Rules (the "Rules") for continued listing set forth in NASDAQ Listing Rule 5810(c)(2) (the "Rule") due to TXIC's failure to file its Form 20-F for the period ended December 31, 2009, by the due date, as extended by TXIC's filing under SEC Rule 12b-25, of July, 15, 2010, as indicated above. The Company today submitted to NASDAQ a Plan to regain compliance with the Rules.

If the plan is accepted by NASDAQ, the Company will receive an extension of up to 180 calendar days from the due date, as extended, or until January 11, 2011, to establish evidence of compliance. There can be no assurance that these actions will be successful in maintaining the Company's listing on NASDAQ for the Company's common stock. If NASDAQ does not accept the Company's plan for compliance or if the Company is unable to comply with all applicable listing requirements of NASDAQ, then the Company's common stock could be delisted from NASDAQ Global Markets. This could impair the liquidity and market price of the Company's common stock. In addition, the delisting of the Company's common stock could materially adversely affect the Company's access to the capital markets, and any limitation on market liquidity or reduction in the price of the Company's common stock as a result of that delisting could adversely affect the Company's ability to raise capital, if needed, on terms acceptable to the Company or at all.

Accounting Treatment of Certain Related Party Transactions

As disclosed on July 15, 2010 the Company was in the process of obtaining adequate documentation to support and determine the appropriate accounting treatment of certain related-party transactions of approximately
$7.7 million with a related party, Meihua Bus ("MB").
As a result of the foregoing, the Company's completion of its annual consolidated financial statements and required disclosures were delayed pending the Company's review of these related-party matters. The Company's
Audit Committee has obtained a third-party, KPMG, LLP on April 26, 2010, to assist in obtaining adequate documentation for this review. The Company has completed this review and has accounted for the transactions on its income statement and balance sheet. See Extraordinary Net
Income Items Incurred During 4th Quarter 2009 for further details.

The Company is discussing with its subsidiary, Hunan Tongxin Enterprise Co Ltd. the resolution of certain related party transactions of $7.7 million and anticipates resolving these issues as soon as possible allowing the company to file its 2009 audited financial statements. While these discussions are on going, the Company has elected to provide to its investors unaudited financial statements. The Company does not anticipate any material changes between the unaudited and audited financial statements when filed.

2009 Fiscal Year Financial Results

Net revenues for the year ended December 31, 2009 reached
$121.6 million, an approximate $23.3 million or 23.7% increase over the same period of the prior year. According the RL Polk, a total of 12.8 million vehicles were built in China during 2009, representing a 50% year-over-year increase.

Exports to Vietnam reached $12.5 million, or 21.4% increase
over the same period in 2008 due to shipments of 4,810 EVBS
(including 5 different EVBS models). The Vietnamese
automotive market began to show signs of returning to
annual growth trend of approximately 15% in 2009 versus
2008. The Company expects that this emerging market will
continue to grow in 2010.  Cost of goods sold were $102.8
million in 2009, an increase of $19.3 million or 23.2%
versus the same period in 2008.    The increase in costs
was primarily due to increased sales volume. Costs of
goods as a percentage of revenues was 84.6% in 2009
compared to 84.9% in 2008.  Overall, steel prices decreased
by approximately 10% on average from 2008 to 2009.   The
decrease in steel prices was offset by higher operational costs including labor costs of $1.2 million, transportation costs of $1 million, costs for cab components and accessories, reserves for related party transactions of $3.3 million and related party purchases of $7.7 million which the company is in discussions with the related party and plans to settle the amount in 2010. As a result, gross margin only increased a minimal 40 basis points to 15.5% in 2009 from 15.1 % for the prior period ended December 31, 2008.

Total operating expenses for the year 2009 were $9.4 million versus $7.0 million for the same period in 2008. As a percentage of revenues, operating expenses were 7.7% compared with 7.2% for the same period, 2008. Included in the 2009 operating expenses was approximately $0.5 million in costs reflecting SOX and ERP expenses. Excluding onetime costs, total operating expenses were 7.3% of revenue for 2009.
The Company is reporting a non GAAP "adjusted" operating and net income as a result of the non-cash warrant loss of $20.8 million reported in its 20-F and financial tables below.
The non-cash loss and SOX expenses are excluded from the
"adjusted" numbers reported for the year.   Considering the
effect the warrant loss have on the reported GAAP financials, the management of Tongxin believes adjusted numbers provide more visibility in its operational performance.

GAAP operating income was $9.4 million versus $7.8 million the period ended December 31st, 2008. Tongxin is subject to the standard Chinese corporate tax rate of 25% and rate
reduction of 10% from High Tech. Enterprise tax.    GAAP net
loss was $13.3 million and Non GAAP adjusted net income was $8.1 million, representing a decrease of 10% from $9.0 million reported in the same period prior year. Adjusted net profit margins were 6.7% for the year versus 9.1% reported for the same period of 2008.

2009 GAAP earnings per share were ($1.12) while Non GAAP adjusted earnings per share were $0.68.

Extraordinary Net Income Items Incurred Accounted in the
Fourth Quarter 2009


1. Related Parties Accounts Receivables

   On  December 31, 2008, the Company had approximately
   $17.3 million in receivables from related parties.
   Related parties to Hunan Tongxin include;  Meihua Bus
   Manufacture Co. , $14.1 million and Hunan  Tongxin
   Development and Construction Company $3.2 million.
   During 2009, related party receivables decreased due
   to a combination of sales of steel and exports of $14.6
   million and cash collections, offsetting purchases from
   related parties and bad debt reserves associated to
   related party transactions. Specifically, $21.9 million
   were collected as cash from related parties,  $3.3
   million was a bad debt reserve and $7.7 million in related party payables were used to offset the remaining balance of related party receivables. As a result, payable to related parties of approximately $0.9 million is recorded on the Company's unaudited financials.
   Management believes, based upon its collection history of related party receivables, that the Company will be able to resolve any collection disputes with its related parties.

2. Related Party Accounts Payable to Meihua Bus

   Adjustment of the Company's 2008 $17.3 million in related party receivables were offset by trade payables of approximately $7.7 million resulting from component purchases from Meihua Bus throughout 2009. The payables were used to offset accounts receivables related to sale of steel, export sales and miscellaneous. items due the Company from Meihua Bus. The Company has recorded the $7.7 million as a cost against net income resulting in an unfavorable variance to net income for fiscal 2009. Of the $7.7 million purchase, $3.1 million was recorded in the 4th quarter 2009.

3. Inventory Reconcilement

   The Company did not have adequate internal controls in place to ensure that inventories purchased for production and assembly purpose were timely and completely recorded and accrued upon receipt and quality inspection. Substantial resources had to be devoted at period end to quantify the purchase accrual for financial reporting purposes, which resulted in a material adjustment of approximately $4.6 million to accrued purchases and cost of goods sold during the 4th quarter and an unfavorable variance to net income for fiscal 2009.

Balance Sheet and Cash Flow Discussion

As of December 31, 2009, Tongxin International had
approximately $16.5 million in cash and cash equivalents
compared to $11.3million on December 31st, 2008.  The
company maintained a non-GAAP current ratio of 1.03 and
GAAP current ratio of 0.88 and $16.6 million in accounts
receivable on December 31, 2009. Corresponding days sales
outstanding were 50 days.   Stockholders' equity was
$87.3 million on December 31, 2009 versus $79.8 million reported December 31st, 2008. The increase is a result of exercised warrant of $10.7 million. Cash Flow from operations was $17.3 million for 2009 vs. $12.5 million in 2008. Total capital expenditures were $18.1 million in 2009 vs. $9.6 million in 2008. Total non weighted common shares outstanding were 13,455,453 as of December 31, 2009.

Tongxin further recognizes it has yet to resolve the
reported $17.4 million of prior year income tax payable
reported on its balance sheet.  It has petitioned the
local tax authorities to remove this line item from
Tongxin International's liabilities since the taxes
in question preceded its merger with Hunan Tongxin.
The Company has approximately 2.88 million warrants
outstanding with strike price of $5.00 and callable
at $10.00.   At the Company's option, and in the event
the selling price of the Company's common shares trades at an average price of $10.00 for twenty days out of a thirty day selling period, it may redeem the warrants on an all on none basis. The warrants expire on April 10, 2011.

This press release and the Form 6-K contain forward-looking statements, including (without limitation) statements related to the Company's intentions to regain compliance with NASDAQ rules. Words such as "will", "plans to" and similar expressions are intended to identify forward-looking statements. These forward-looking statements are based upon the Company's current expectations. Forward-looking statements involve risks and uncertainties. These and other risk factors are discussed under "Risk Factors" and elsewhere in the Company's filings with the Securities and Exchange Commission. The Company expressly any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

For more information, please contact:


COMPANY:

     Mr. Rudy Wilson, CEO
     Ms. Jackie Chang, CFO
     Tel: 248-593-8330
     Email: rudy@txicint.com
            jackie@txicint.com
     Web: www.txicint.com






TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED BALANCE SHEETS
As of December 31, 2009 and 2008 and December 31, 2008
(US$ amounts expressed in thousands, except for share data and earnings per share)

                                              December 31,2009    December 31,2008
                                              ----------------   -------------------
                                              (unaudited)         (audited)

Assets
Current assets:

Cash and cash equivalents                     $  16,493           $ 11,313
Restricted cash-Security deposit                  4,692              5,836
Notes receivable                                  5,769              2,939
Accounts receivable - Trade, net of
  allowance for doubtful accounts of
  $2,957 and $3,856, respectively                10,865             10,214
Other receivable - net of allowance
  for doubtful accounts of
  $406 and $407, respectively                     2,103              1,600
Due from related party, net of valuation
  allowance of $3,391 in 2009                      (947)            17,313
Inventories                                      25,070             19,096
Prepaid expenses                                    421              1,331
Advance to suppliers                              1,960              3,012
Deferred income tax assets                        2,211              2,067
                                              ---------------     --------------
Total current assets                             68,638             74,721
                                              ---------------     --------------
Investments in non-consolidated
 subsidiaries and affiliates                        209                208
Property,plant and equipment, net of
 depreciation of $5,709 and $1,927,
 respectively                                    47,303             36,918
Land occupancy rights                            13,274              9,633
Goodwill                                         36,880             36,696
                                              ---------------     --------------
Total assets                                    166,303            158,176
                                              ---------------     --------------

Liabilities and Stockholders' equity

Current liabilities:

Accounts payable                                 13,273             15,201
Notes payable                                     4,692              5,836
Accrued expenses and other liabilities            7,080              7,393
Income taxes payable                             16,196             17,418
Short-term loans                                 24,876             16,669
Short-term loans from shareholders                    -              8,591
Warrant liabilitt                                11,649                452
                                               ---------------    --------------
Totoal current liabilities                       77,766             71,560

Long-term Liabilities:

Long-term loans                                       -              4,523
Deferred income tax liability                     1,283              2,243
Other                                                 -                 25
                                               ---------------    --------------
Total liabilities                                79,049             78,351

Shareholders' equity:

Successor Preferred stock - $0.001
 par value,authorized, 1,000,000 shares;
 none issued

Common stock-successor, $0.001
 par value, authorized 39,000,000 shares;
 issued 15,044,875 shares and
 outstanding 13,455,453 shares                       15                 13

Additional paid-in capital                       97,420             77,081
Successor Treasury stock, 1,589,422 shares       (7,682)            (7,682)
Accumulated other comprehensive income              788                426
Retained earnings                                (3,287)             9,987
                                               ---------------    --------------
Total shareholders' equity                       87,254             79,825
                                               ---------------    --------------
Total liabilities and shareholders' equity      166,303            158,176
                                               ---------------    --------------


====================================================


TONGXIN INTERNATIONAL, LTD.
CONSOLIDATED INCOME STATEMENT
(US$ amounts expressed in thousands, except for share data and earnings per share)

                                               Successor               Predecessor company
                                               company for   --------------------------------------
                                               the eight-    for the
                                               month         four-month
                                Year ended     Period from   Period from  Year ended   Year ended
                                                May 1, 2008   Jan.1, 2008
                                 December31,    to Dec.31,    to April 30, December 31, December 31,
                                    2009          2008          2008          2008         2007
                                 ------------  ------------  -----------  -----------  ------------
                                 (unaudited)   (audited)     (audited)    (audited)     (audited)

Revenues                         $ 121,629      $ 55,770      $ 42,588    $ 98,358     $ 89,873
Cost of Goods Sold                 102,847        35,516        31,463      66,979       60,543
Cost of goods sold from
  related party purchase                 -        11,691         4,847      16,538        9,322
                                 ------------  ------------  -----------  -----------  ------------
Total cost of goods sold           102,847        47,207        36,310      83,517       69,865

Gross Profit                        18,782         8,563         6,278      14,841       20,008

Operating expenses:
  Selling and
  General and administrative         9,400         5,248         1,793       7,041        5,372
  expenses
                                 ------------  ------------  -----------  -----------  ------------
Operating income                     9,382         3,315         4,485       7,800       14,636

Other income, net
  Nonoperating income                   27            78         4,111       4,189            -
  Subsidy income                       702           469           212         681            -
  (loss)gain on warrants           (20,806)       13,535             -      13,535            -
  Investment income                     15            15             -          15            -
  Equity earnings from
   equity investee                       -             -             -           -           19
                                 ------------  ------------  ------------ -----------  ------------
Total Other Income                 (20,062)       14,097         4,323      18,420           19

Other Expenses
  Nonoperating expenses                  -           183             6         189            -
  Interest expense                   1,753         1,095         1,607       2,702        1,723
                                  -----------  ------------  ------------  ----------  ------------
Total Other Expenses                 1,753         1,278         1,613       2,891        1,723

Income(loss) before income taxes   (12,433)       16,134         7,195      23,329       12,932

Income taxes expense                   841           627         2,216       2,843        3,853
                                  -----------  ------------  ------------  ----------  ------------
Net(loss)income                    (13,274)       15,507         4,979      20,486        9,079

Other comprehensive income-
  Foreign translation
  adjustment                           362           426           721       1,147          940
                                  -----------  ------------  ------------  ----------  ------------
Comprehensive income               (12,912)       15,933         5,700      21,633       10,019
                                  -----------  ------------  ------------  ----------  ------------


Net Income per common share-basic     (1.12)        1.37          0.07        1.81         0.13
Net Income per common share-diluted   (1.12)        1.37          0.07        1.81         0.13
                                  ===========  ============  ============  ==========  ============

Weighted average shares
outstanding-basic                  11,846,273   11,294,633    72,521,705   11,294,633   72,521,705

Weighted average shares
outstanding-diluted                11,846,273   11,294,633    72,521,705   11,294,633   72,521,705


==================================================


Consolidated Statements of Cash Flows
(US$ amounts expressed in thousands)

                                                             Successor               Predecessor company
                                                             company for   --------------------------------------
                                                             the eight-    for the
                                                             month         four-month
                                              Year ended     Period from   Period from  Year ended   Year ended
                                                             May 1, 2008   Jan.1, 2008
                                              December31,    to Dec.31,    to April 30, December 31, December 31,
                                                 2009          2008          2008          2008         2007
                                              ------------  ------------  -----------  -----------  ------------
                                             (unaudited)   (audited)     (audited)    (audited)     (audited)
Cash flows from operating activities:

Net(loss) income                              $ (13,274)    $  15,507     $  4,979     $  20,486    $  9,079

Adjustments to reconcile net income
to net cash provided by (used in)
operating activities:

  Reversal of bad debt allowance                      -          (944)           -          (944)       (409)
  Depreciation expense                            3,782         1,927          901         2,828       2,080
  Amortization expense                              318            39           15            54          42
  Deferred income taxes                          (1,104)         (105)         297           192           -
  Loss(gain) on warrant                          20,806       (13,535)           -       (13,535)          -

Changes in operating assets and liabilities:

  (Increase)/decrease in inventories             (5,974)       (3,291)      (1,821)       (5,112)     (4,980)
  (Increase)/decrease in trade accounts
    receivable                                   (3,481)        6,835        4,618        11,453     (14,684)
  (Increase)/decrease in Due from related
    party                                        18,260         7,751       (9,475)       (1,724)          -
  (Increase)/decrease of prepaid expenses
    and other current assets                      1,459          (872)        (401)       (1,273)       (324)
  Increase/(decrease)in accounts payable         (1,929)       (1,610)       2,577           967      15,976
  Increase/(decrease)of accrued expenses,
   and other liabilities                           (339)       (2,937)       1,994          (943)        321
  Increase/(decrease)in income taxes payble      (1,222)            -            -             -           -
                                               ------------  ------------  -----------  -----------  ------------
Net cash provided by operating activities        17,302         8,765        3,684        12,449       7,101
                                               ------------  ------------  -----------  -----------  ------------

Cash flows from investing activities:

  Acquisition of Hunan Tongxin Enterprise
  Co., Ltd., net of cash acquired of
  $5,319                                              -        (7,700)           -        (7,700)          -

  Purchase of property and equipment and
  land occupancy rights                         (18,125)       (8,434)      (1,134)       (9,568)     (6,390)

                                               ------------  ------------  -----------  -----------  ------------
Net cash used in investing activities           (18,125)      (16,134)      (1,134)      (17,268)     (6,390)
                                               ------------  ------------  -----------  -----------  ------------

Cash folws from financing activities:

  Proceeds from loans payable                    25,733        16,559        7,090        23,649      17,437
  Proceeds from loans-related parties                 -         4,638        5,256         9,894           -
  Dividends paid                                      -             -            -             -      (1,054)
  Payments to loans payable                     (22,049)      (18,252)      (5,192)      (23,444)    (20,343)
  Payments to loans-related parties              (8,591)       (9,343)      (7,082)      (16,425)          -
  Cash received from warrant redemption          10,732             -            -             -           -
                                               ------------  ------------  -----------  -----------  ------------
Net cash (used in) provided by financing
  activities                                      5,825        (6,398)          72        (6,326)     (3,960)
                                               ------------  ------------  -----------  -----------  ------------

Effect of foreign exchange rate changes             178          (837)       1,036           199       1,329

Net increase(decrease)in cash and cash
equivalents                                       5,180       (14,604)       3,658         9,651      (1,920)

Cash and cash equivalents at beginning of
year                                             11,313        25,917        1,662         1,662       3,582
                                               ------------  ------------  -----------  -----------  ------------
Cash and cash equivalents at end of year         16,493        11,313        5,320        11,313       1,662
                                               ------------  ------------  -----------  -----------  ------------
Supplemental information:

Income taxes paid                                 1,104           439          373           812         936
Interest paid                                     2,083         1,451        1,458         2,909       2,424
Shares issued for acquisition of Hunan
  Tongxin Enterprise Co., Ltd.                        -        51,546            -             -           -
Debt extinguishment via sale of
  equity investment                                   -             -          686             -           -
Capitalized Interest                                  -           324            -             -           -

Non-cash investing and financing activities:
Long-term loans from shareholders                     -             -            -             -       10,476
Dividends to shareholders                             -             -            -             -      (10,476)

